JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 15, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 —
Post-Effective Amendment No. 368

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the JPMorgan International Equity Income Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on January 30, 2015 pursuant to the Rule.

PROSPECTUS COMMENTS

Prospectus

Main Investment Strategies

1.	Comment: Please include additional disclosure on emerging markets in the summary section of the prospectus under “Foreign Securities and Emerging Market Risk.”

Response: In response to this comment, the following disclosure will be added “Emerging market countries typically have less-established market economies than developed countries and face greater social, economic, regulatory and political uncertainties. In addition, emerging markets typically present greater illiquidity and price volatility concerns due to smaller or limited local capital markets and greater difficulty in determining market valuations of securities due to limited public information on issuers.”

2.	Please confirm that all derivative strategies expected to constitute principal investments are listed in the summary section.

Response: All derivative strategies expected to constitute principal investments are listed in the summary section, although these may change in the future.

Performance

3.	Comment: In the footnote to the Average Annual Total Returns table, please correct the date of the benchmark change referred to in the second sentence from January 30, 2014 to January 30, 2015.

Response: The disclosure will be revised in response to your comment.

4.	Comment: Please explain in your correspondence the reason that the Fund’s primary benchmark was changed effective February 28, 2014, from the MSCI World Index to the MSCI All Country World Index and effective on or about January 30, 2015, from the MSCI All Country World Index to the MSCI EAFE Index (each net of foreign withholding taxes).

Response: The Fund’s board approved the change to the Fund’s primary benchmark effective February 2014 after determining that the investment universe of the new benchmark better reflected the investment universe of the Fund’s then current investment strategies, which included making investments in emerging markets. The MSCI All Country World Index includes exposure to emerging markets, while the MSCI World Index does not. The Fund’s board approved the January 30, 2015 primary benchmark change after determining that the new benchmark better reflects the investment universe of recently approved changes to the Fund’s principal investment strategies, which are expected to result in reduced investment exposure to the United States. As reflected in the amended principal investment strategies disclosure, the Fund will invest primarily in “foreign” companies. The MSCI EAFE Index comprises the MSCI country indices that represent developed markets outside of North America: Europe, Australasia and the Far East.

Main Investment Risks

5.	Comment: To the extent that privately placed securities are expected to constitute a principal investment, please add a corresponding risk factor in the summary section.

Response: Privately placed securities are not currently expected to constitute a principal investment, although this may change in the future.

6.	Comment: To the extent that real estate investment trusts are expected to constitute a principal investment, please add a corresponding risk factor in the summary section.

Response: REITs are not currently expected to constitute a principal investment, although this may change in the future.

In connection with your review of the Post-Effective Amendments No. 368 filed by the Trust on November 21, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

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